EXHIBIT 3


             Consolidated Financial Statements
             (In Canadian dollars)

             FOUR SEASONS HOTELS INC.

             Years ended December 31, 2004 and 2003

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



KPMG LLP
Chartered Accountants



Toronto, Canada

March 14, 2005

FOUR SEASONS HOTELS INC.
Consolidated Statements of Operations

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------
                                                              2004         2003
--------------------------------------------------------------------------------
CONSOLIDATED REVENUES (NOTE 12)                           $339,788     $313,580
--------------------------------------------------------------------------------
MANAGEMENT OPERATIONS:
   Revenues:
      Fee revenues                                        $145,831     $120,530
      Reimbursed costs (note 1(l)(ii))                      72,716       75,303
      --------------------------------------------------------------------------
                                                           218,547      195,833
   -----------------------------------------------------------------------------
   Expenses:
      General and administrative expenses                  (44,783)     (41,008)
      Reimbursed costs (note 1(l)(ii))                     (72,716)     (75,303)
   -----------------------------------------------------------------------------
                                                          (117,499)    (116,311)
   -----------------------------------------------------------------------------
                                                           101,048       79,522
--------------------------------------------------------------------------------
OWNERSHIP AND CORPORATE OPERATIONS:
   Revenues                                                126,726      123,214

   Distributions from hotel investments                        398          153

   Expenses:
      Cost of sales and expenses                          (142,872)    (147,816)
      Fees to Management Operations                         (5,883)      (5,620)
   -----------------------------------------------------------------------------
                                                           (21,631)     (30,069)
--------------------------------------------------------------------------------
EARNINGS BEFORE OTHER OPERATING ITEMS                       79,417       49,453
Depreciation and amortization                              (15,281)     (15,011)
Other expense, net (note 13)                               (16,095)     (25,783)
--------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                    48,041        8,659
Interest income, net (note 10(d))                            1,494        3,350
--------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                49,535       12,009
--------------------------------------------------------------------------------
Income tax expense (note 8):
   Current                                                 (11,680)      (2,395)
   Future                                                   (4,623)      (4,460)
   Increase in future income tax assets                          -          230
   -----------------------------------------------------------------------------
                                                           (16,303)      (6,625)
--------------------------------------------------------------------------------
NET EARNINGS                                               $33,232      $ 5,384
--------------------------------------------------------------------------------
EARNINGS PER SHARE (NOTE 11(d))                            $  0.93      $  0.15
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE (NOTE 11(d))                    $  0.89      $  0.15
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Balance Sheets

December 31, 2004 and 2003
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------------------------
                                    2004       2003                                                   2004     2003
--------------------------------------------------------------------------------------------------------------------
ASSETS                                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current assets:                                        Current liabilities:
   Cash and cash equivalents    $272,467   $170,725       Accounts payable and accrued
   Receivables (note 2)           98,143     88,636        liabilities (note 9)                    $72,716  $61,045
   Inventory                       1,732      2,169       Long-term obligations due
   Prepaid expenses                3,588      3,780        within oneyear (note 10)                  4,533    2,587
---------------------------------------------------    -------------------------------------------------------------
                                 375,930    265,310                                                 77,249   63,632

Long-term receivables (note 3)   215,517    197,635    Long-term obligations (note 10)             304,590  117,521

Investments in hotel                                   Shareholders' equity (note 11):
 partnerships and                                        Capital stock                             379,227  329,274
 corporations (note 4)           158,079    157,638      Convertible notes (notes 10(a) and (b))    50,373  178,543
                                                         Contributed surplus                        11,402    5,529
Fixed assets (note 5)             72,143     75,789      Retained earnings                         295,218  265,754
                                                         Equity adjustment from foreign
Investment in management                                  currency translation                     (32,234) (13,593)
 contracts (note 6)              218,180    203,670    -------------------------------------------------------------
                                                                                                   703,986  765,507
Investment in trademarks and
 trade names (note 7)              5,325      5,757    Commitments and contingencies (note 15)

Future income tax assets
 (note 8)                          4,466     13,230

Other assets                      36,185     27,631
--------------------------------------------------------------------------------------------------------------------
                              $1,085,825    $946,660                                            $1,085,825 $946,660
--------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


On behalf of the Board:

/s/ Isadore Sharp                          Director
------------------------

/s/ Ronald W. Osborne                      Director
------------------------

FOUR SEASONS HOTELS INC.
Consolidated Statements of Retained Earnings

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------
                                                              2004         2003
--------------------------------------------------------------------------------
Retained earnings, beginning of year                      $265,754     $264,016

Net earnings                                                33,232        5,384

Dividends declared                                          (3,768)      (3,646)
--------------------------------------------------------------------------------
Retained earnings, end of year                            $295,218     $265,754
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Cash Provided by Operations

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------
                                                               2004        2003
--------------------------------------------------------------------------------

Cash provided by (used in) operations:

MANAGEMENT OPERATIONS:
   Earnings before other operating items                   $101,048     $79,522
   Items not requiring an outlay of funds                     2,204       1,476
   -----------------------------------------------------------------------------
   Working capital provided by Management Operations        103,252      80,998
   -----------------------------------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS:
   Loss before other operating items                        (21,631)    (30,069)
   Items not requiring an outlay of funds                     1,221         467
   -----------------------------------------------------------------------------
   Working capital used in Ownership and Corporate
     Operations                                             (20,410)    (29,602)
--------------------------------------------------------------------------------
                                                             82,842      51,396

Interest received                                            10,795      11,031
Interest paid                                                  (908)       (605)
Interest paid on redemption of convertible notes
   (note 10(b))                                             (33,057)          -
Proceeds received on termination of interest rate
 swap (note 10(a))                                           11,267           -
Current income tax received                                     427           -
Change in non-cash working capital                          (12,607)     13,709
Other                                                        (1,396)     (9,528)
--------------------------------------------------------------------------------
Cash provided by operations                                 $57,363     $66,003
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------
                                                              2004         2003
--------------------------------------------------------------------------------

Cash provided by (used in):

Operations                                                 $57,363      $66,003
--------------------------------------------------------------------------------
Financing:
   Issuance of convertible notes
    (note 10(a))                                           329,273            -
   Redemption of convertible
    notes (note 10(b))                                    (242,644)           -
   Other long-term obligations,  including current
    portion:
     Issued                                                     45            -
     Repaid                                                   (150)        (200)
   Issuance of shares (note 11(a))                          42,824        7,673
   Dividends paid                                           (3,690)      (3,622)
--------------------------------------------------------------------------------
   Cash provided by financing                              125,658        3,851
--------------------------------------------------------------------------------
Capital investments:
   Advances of long-term receivables                       (32,990)     (18,239)
   Receipt of long-term receivables                         11,720       11,845
   Hotel investments                                       (48,529)      (8,580)
   Disposal of hotel investments (note 4(c))                49,994        1,529
   Purchase of fixed assets                                 (8,360)     (19,331)
   Investment in trademarks, trade names and
    management contracts                                   (16,093)      (2,116)
   Other assets                                            (10,683)      (5,181)
   -----------------------------------------------------------------------------
   Cash used in capital investments                        (54,941)     (40,073)
--------------------------------------------------------------------------------
Increase in cash and cash equivalents                      128,080       29,781

Decrease in cash and cash equivalents due to
  unrealized foreign exchange loss                         (26,338)     (24,092)

Cash and cash equivalents, beginning of year               170,725      165,036
--------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $272,467     $170,725
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

Four Seasons Hotels Inc. ("FSHI") is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts, residence clubs (interval and fractional ownership projects) and other branded residential projects throughout the world (note 17). In these consolidated financial statements, FSHI and its subsidiaries are collectively referred to as the "Corporation".

At December 31, 2004, the Corporation managed 63 hotels and resorts and three residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in 14 hotels and resorts and three residence clubs under management and three projects under construction.

1.  SIGNIFICANT ACCOUNTING POLICIES:

    The Corporation's accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Corporation, are described in note 18.

    The significant accounting policies are summarized below:

    (a) Principles of consolidation:

        The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries - Four Seasons Hotels Limited ("FSHL"), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

        The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver and The Pierre in New York and, until the termination of the lease on September 26, 2004, the Corporation also consolidated its 100% leasehold interest in Four Seasons Hotel Berlin.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (b) Translation of foreign currencies and derivative financial instruments:

        Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings.

        Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

        The   financial   statements  of  foreign   investments   designated  as
        self-sustaining operations are translated into Canadian dollars as follows:

        (i) Assets and liabilities at rates of exchange on the balance sheet date; and

        (ii) Revenue and expense items at average rates of exchange in effect during the year.

        The resulting exchange gains and losses are deferred and included in a separate component of shareholders' equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders' equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation's interest in the foreign operation, or a reduction in the shareholders' equity of the foreign operation as a result of dividend distributions or other capital transactions.

        Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Corporation enters into hedges of its foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge foreign currency long-term receivables and other monetary assets are accrued under other current or non-current assets or liabilities on the balance sheet and recognized in "Other expense, net", offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables and other monetary assets. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables and other monetary assets is amortized as an adjustment of interest expense over the term of the forward contract.

        Foreign   exchange    translation    gains   and   losses   on   foreign
        currency-denominated derivative financial instruments used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

        The Corporation also enters into interest rate swaps in order to reduce the variability to changes in the fair value of its long-term obligations attributable to interest rate risk. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The
        Corporation designates its interest rate swaps as hedges of the underlying long-term obligation. Interest expense on the long-term obligation is adjusted to include amounts payable or receivable under the interest rate swaps.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

    (c) Use of estimates:

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

        The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

        The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, terrorism, competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenue (which is the factor on which the Corporation's base management and royalty fee revenues are normally based) and profits (which is the factor on which the Corporation's incentive fee revenues are normally based).

        The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------


1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


        These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

    (d) Cash and cash equivalents:

        The Corporation's investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

    (e) Impairment of long-term receivables:

        The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables, the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

    (f) Accounting for investments in hotel partnerships and corporations:

        The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future.

        In conjunction with the issuance of Section 3475, The Canadian Institute of Chartered Accountants ("CICA") eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred (notes 4(a) and (b)).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

    (g) Capital assets:

        Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

        The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as "Investment in management contracts".

        The cost of trademarks and trade names includes the cost of registering the "Four Seasons" trademarks and trade names throughout the world.

        (i)   Depreciation and amortization:

              Depreciation of buildings is recorded on a straight-line basis over 40 years.

              Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

              Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

              The costs allocated to trademarks and trade names, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

              The costs capitalized for hotel management contracts are amortized on a straight-line basis over the terms of the contracts in proportion to the benefits received.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        (ii)  Impairment:

              The recoverability of the unamortized cost of capital assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future operations. The Corporation bases these evaluations upon the projected future cash flows on an undiscounted basis. If the undiscounted future cash flows are insufficient to recover the remaining net book value, then an impairment charge is recognized equal to the amount by which the net book value exceeds the fair value of the asset (note 1(l)(iii)).

    (h) Deferred charges:

        The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management's judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to "Investment in management contracts". If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the property is opened.

    (i) Revenue recognition:

        The consolidated revenues of the Corporation include revenues earned from hotels, resorts, residence clubs and other branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation's centralized purchasing system. The Corporation provides various services, including central reservation services, worldwide sales offices and marketing programs to managed properties and receives a charge calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is generally based on a percentage of the gross selling price of each unit.

        Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation's management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property's profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

        The Corporation evaluates at the inception of a contract all deliverables to determine whether they represent separate units of accounting. If they do, the consideration to be received by the Corporation under the contract is allocated among the separate units of accounting based on their relative fair values or, where fair values for all deliverables are unavailable, based on the fair value of the undelivered item (note 1(l)(vi)).

        Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

        The  Corporation   recognizes  revenue  from  other  hotel  investments,
        accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (j) Stock-based compensation and other stock-based payments:

        In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option's vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

        In accordance with one of the transitional alternatives permitted under amended Section 3870, the Corporation prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

    (k) Income taxes:

        The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (l) Change in accounting policies:

        (i)   Hedging relationships:

              The CICA issued Accounting Guideline No. 13, "Hedging Relationships", which establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, the Corporation ceased designating its US dollar forward contracts as hedges of its US dollar revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The Corporation ceasing to designate its US dollar forward contracts as hedges of its US dollar revenues did not have an impact on its net earnings for the year ended December 31, 2004.

        (ii)  Reimbursed costs:

              As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA, and was effective January 1, 2004, the Corporation included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the year ended December 31, 2004 of $42,021 (2003 - $46,077), but did not
              have an impact on net earnings. In addition, for the year ended December 31, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $29,226. These have been reclassified to reimbursed costs in both revenues and expenses to conform to the financial statement presentation adopted in 2004.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        (iii) Impairment of long-lived assets:

              The CICA issued Section 3063, "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

        (iv)  Accounting for asset retirement obligations:

              The CICA issued Section 3110, "Accounting for Asset Retirement Obligations", which requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

        (v)   Revenue recognition:

              In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        (vi)  Revenue arrangements with multiple deliverables:

              In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

2.  RECEIVABLES:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Trade accounts of consolidated hotels                  $ 5,213      $ 6,485
    Receivables from hotel partnerships,
      affiliates and managed hotels                         68,212       60,938
    Receivables relating to stock options
      exercised (note 11(a))                                 6,870            -
    Taxes receivable                                         3,292        8,732
    Other                                                   14,556       12,481
    ----------------------------------------------------------------------------
                                                           $98,143      $88,636
    ----------------------------------------------------------------------------

    Receivables at December 31, 2004 are recorded net of an allowance for doubtful accounts of $3,052 (2003 - $3,338). The net bad debt expense for the year ended December 31, 2004 was $13 (2003 - $524).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian  dollars except share amounts)

--------------------------------------------------------------------------------

3.  LONG-TERM RECEIVABLES:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Secured cash flow bond, interest at 10%,
       due 2005, pound sterling 9.7 million (a)            $22,301      $22,304
    Secured loans:
       Secured by shares:
         Interest at 10%, due 2038,
            pound sterling 12.2 million (b)                 28,136       28,140
         Interest at 7.5%, compounded annually,
           AUS $25 million (2003 - AUS $23.2 million)       23,504       22,539
         Interest at 5.625%, compounded annually,
           repayable over the period to 2010,
           US $6.1  million                                  7,292            -
       Secured by property:
         Interest at 7%, compounded annually,
           repayable over the period to 2025,
           US $9.1 million
           (2003 - US $9.3  million)                        10,914       11,964
         Interest at
            LIBOR plus 0.45% to 1.25%
           (2003 - LIBOR plus 0.30% to 0.45%),
           compounded monthly, repayable over the
           period to 2004, US $5 million (c)                 6,018        6,462
         Interest at 9.25%, repayable on demand
           (2003 - US $7.8 million) (d)                          -       10,130
         Interest at 8%, compounded annually, repayable
           over the period to 2025, US $2.1 million
           (2003 - US $2 million)                            2,528        2,585
         Interest at LIBOR plus 4%, repayable over
           the period to 2024, US $5 million                 6,018        6,462
         Interest at LIBOR plus 1.85%, repayable over
           the period to 2015, pound sterling 8.9 million   20,498            -
         Due from officers and employees,
           non-interest bearing mortgages                   14,305       15,345
    Unsecured loans related to managed hotels:
       Interest at 7.75%, due 2010, US $15 million          18,054       19,386
       Interest at 10%, compounded annually,
        repayable over the period to 2061, US $10 million   12,022       13,517
       Interest at 10.5%, compounded monthly,
        AUS $9.9 million                                     9,334        9,644
       Interest at 7.5%, compounded annually,
        repayable on demand,
        AUS $6.4 million (2003 - AUS $5.9 million)           5,988        5,751
       Interest at 7%, US $2.7 million                       3,247        3,487
       Interest at Euribor plus 2%, due 2021,
         euro 6.3 million (2003 - euro 6.6 million)         10,199       10,677
       Interest at 6%, due 2009, euro 3 million              4,888        4,884
       Interest at 9%, compounded annually, repayable
        over the period to 2015, US $2 million               2,359            -
       Non-interest bearing, including US $16.5 million
        (2003 - US $16.8 million)                           23,846       21,761
    ----------------------------------------------------------------------------
                                                           231,451      215,038

    Less allowance for doubtful long-term receivables (e)  (15,934)     (17,403)

    ----------------------------------------------------------------------------
                                                          $215,517     $197,635
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

3.  LONG-TERM RECEIVABLES (CONTINUED):

    (a) Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is due from an affiliate of a shareholder of FSHI and is secured by the affiliate's investment in the hotel.

    (b) Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (a). The loan is due from an affiliate of a shareholder of FSHI and is secured by the affiliate's additional indirect interest in the hotel.

    (c) As at December 31, 2004 and 2003, the Corporation had fully provided for its US $5 million ($6,018; 2003 - $6,462) loan relating to Four Seasons Hotel Caracas, which is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of US $1.9 million ($2,270) (2003 - US $1.8 million ($2,373)). The hotel is currently closed. The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the US $5 million loan. Formal notice of default was given to the owner. The dispute was referred to arbitration and the arbitration tribunal declared that the owner had failed to perform all of its obligations under the Corporation's management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow the Corporation to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately US $8 million ($9,600), plus arbitration fees and expenses of approximately US $240 thousand ($290). The owner has challenged the enforcement of the decision from the arbitration tribunal. The Corporation has not recorded any receivables arising from the decision as at December 31, 2004. Included in "Other expense, net" for the year ended December 31, 2004 are legal and enforcement costs relating to the dispute of $273 (2003 - $3,721).

        In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer "hacking" and unlawful and unauthorized use of the Corporation's proprietary information, and ordered that the owner pay to the Corporation damages totalling approximately US $4.9 million ($5,900), plus legal costs and expenses of approximately US $1.4 million ($1,700). The owner has appealed the judgment from the legal proceeding. The Corporation has not recorded any receivable arising from the judgment as at December 31, 2004 and 2003.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

3. LONG-TERM RECEIVABLES (CONTINUED):

    (d) Included in "Other expense, net" for the year ended December 31, 2004 is a loss of $3,967 relating to the Corporation's exit from the proposed Four Seasons project in Sedona, effectively reducing the book value of its investment in the project to nil at December 31, 2004. This amount included a loss of $2,647 on the settlement of the Corporation's loan relating to the project.

    (e) Changes in the allowance for doubtful long-term receivables consist of:

        ------------------------------------------------------------------------
                                                             2004          2003
        ------------------------------------------------------------------------
        Balance, beginning of year                       $(17,403)     $(25,830)
        Recovery of (provision for) loss                      636          (746)
        Conversion to investment                                -         6,462
        Foreign exchange gain                                 833         2,711
        ------------------------------------------------------------------------
        Balance, end of year                             $(15,934)     $(17,403)
        ------------------------------------------------------------------------

        As at December 31, 2002, long-term receivables included a loan of US $5 million ($6,462) to the owner of The Regent Jakarta. The Corporation had fully provided for this loan as at December 31, 2002. Pursuant to a restructuring plan, the Corporation's unsecured loan was ultimately converted in 2003 to an equity interest in the hotel owner equal to 2% of the outstanding equity. As at December 31, 2004 and 2003, the investment has been recorded in "Investments in hotel partnerships and corporations," with a carrying value of nil.

        During 2004, the Corporation recovered $145 (2003 - $1,755) on amounts that had been written off in prior years. This recovery is recorded in "Other expense, net".

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

4.  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------

    Four Seasons Hotel Shanghai (a)                        $25,701      $25,701
    Four Seasons Residence Club
      Scottsdale (b)                                         8,044        8,638
    Other operating properties (c)                         114,951      121,065
    Properties under construction
      or development                                         9,383        2,234

    ----------------------------------------------------------------------------
                                                          $158,079     $157,638
    ----------------------------------------------------------------------------

    (a) Investment in Four Seasons Hotel Shanghai:

        The Corporation has approximately a 21.2% equity interest in Four Seasons Hotel Shanghai. The Corporation is in negotiations with a potential purchaser relating to the sale of a portion of the Corporation's equity interest in the hotel, which would reduce the Corporation's equity interest to below 20%. As at December 31, 2004, the Corporation had not reduced its equity interest in the hotel, and as a result, will begin equity accounting for its investment in the hotel effective January 1, 2005 (note 1(f)).

    (b) Investment in Four Seasons Residence Club Scottsdale:

        The Corporation has approximately a 71% equity interest in Four Seasons Residence Club Scottsdale. The Corporation is in negotiations with a potential purchaser relating to the sale of a portion of the Corporation's equity interest in the residence club, which would reduce the Corporation's equity interest to below 20%. As at December 31, 2004, the Corporation had not reduced its equity interest in the residence club, and as a result will begin consolidating the operations of the residence club effective January 1, 2005 (note 1(f)).

        In March 2005, the Corporation sold the majority of its 71% equity interest in the residence club for proceeds approximating book value. As a result of the sale, the Corporation's equity interest in the residence club is below 20%. The Corporation continues to manage this property under a long-term management contract.

    (c) Sale of ownership interests:

        During 2004, the Corporation sold all of its ownership interest in Four Seasons Resort Whistler, the majority of its 8% ownership interest in Four Seasons Hotel Amman and all its ownership interest in land relating to Four Seasons Resort Scottsdale for gross proceeds of approximately $50,000. The Corporation recorded a loss on disposition of these ownership interests of $643, which is included in "Other expense, net". The Corporation continues to manage these properties under long-term management contracts.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

5.  FIXED ASSETS:

    ----------------------------------------------------------------------------------------------
                                                          2004                                2003
    ----------------------------------------------------------------------------------------------

                                        Accumulated                         Accumulated
                                       depreciation                        depreciation
                                                and   Net book                      and   Net book
                                 Cost  amortization      value       Cost  amortization      value
    ----------------------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------------
    Land                     $ 26,299      $      -    $26,299    $27,288      $      -    $27,288
    Buildings                  13,837        (3,441)    10,396      8,690        (2,543)     6,147
    Furniture, fixtures
      and equipment (a)        47,692       (20,693)    26,999     51,335       (19,156)    32,179
    Leasehold interests
      and improvements (a)     15,416        (6,967)     8,449     15,678        (5,503)    10,175

    ----------------------------------------------------------------------------------------------
                             $103,244      $(31,101)   $72,143   $102,991      $(27,202)   $75,789
    ----------------------------------------------------------------------------------------------

    (a) During 2003, the Corporation recorded an asset impairment charge of $3,174 related to the net book value of the fixed assets at Four Seasons Hotel Berlin, which is included in "Other expense, net".

    (b) Depreciation and amortization  expense for fixed assets was $7,516 (2003
        - $7,950).

6.  INVESTMENT IN MANAGEMENT CONTRACTS:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Management contracts, at cost                         $270,917     $252,754
    Less accumulated amortization                          (52,737)     (49,084)
    ----------------------------------------------------------------------------
                                                          $218,180     $203,670
    ----------------------------------------------------------------------------

    (a) Amortization  expense  for  management  contracts  was  $7,082  (2003  -
        $6,427).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

6. INVESTMENT IN MANAGEMENT CONTRACTS (CONTINUED):

    (b) During 2003, the Corporation and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, the Corporation concluded its management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Corporation received an initial payment, which included its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Corporation will also receive annual payments over the next several years. A portion of these future payments has been included in net earnings for the years ended December 31, 2004 and 2003. In addition, $5,754 in legal and enforcement costs were incurred during 2003 and are included in "Other expense, net".

7.  INVESTMENT IN TRADEMARKS AND TRADE NAMES:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Trademarks and trade names, at cost                    $11,690      $11,814
    Less accumulated amortization                           (6,365)      (6,057)
    ----------------------------------------------------------------------------
                                                            $5,325      $ 5,757
    ----------------------------------------------------------------------------

    Amortization expense for trademarks and trade names was $683 (2003 - $619).

8.  INCOME TAXES:

    The sources of earnings before provision for income taxes comprise the following:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Canada                                                 $10,654     $ 6,319
    Foreign                                                 38,881       5,690
    ----------------------------------------------------------------------------
                                                           $49,535     $12,009
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

8.  INCOME TAXES (CONTINUED):

    The provision for income taxes is as follows:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Current:
       Federal                                             $(4,404)     $ 1,588
       Provincial                                           (2,646)           -
       Foreign                                              (4,630)      (3,983)
    ----------------------------------------------------------------------------
                                                           (11,680)      (2,395)
    Future:
       Federal                                              (3,859)      (3,543)
       Provincial                                           (1,179)        (917)
       Foreign                                                 415            -
    ----------------------------------------------------------------------------
                                                            (4,623)      (4,460)
    ----------------------------------------------------------------------------
    Increase in future income tax assets
       (Canada)                                                  -          230
    ----------------------------------------------------------------------------
                                                          $(16,303)     $(6,625)
    ----------------------------------------------------------------------------

    The increase in future income tax assets relates to changes in Canadian federal and provincial income tax rates. The 2003 increase of $230 was the result of an increase in the provincial income tax rate.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

8.  INCOME TAXES (CONTINUED):

    Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Earnings before income taxes                           $49,535      $12,009
    Items not deductible                                    39,258       44,262
    ----------------------------------------------------------------------------
    Earnings subject to taxes                              $88,793      $56,271
    ----------------------------------------------------------------------------
    Statutory Canadian federal and provincial tax rate       34.35%       35.77%
    ----------------------------------------------------------------------------
    Expected income tax expense                           $(30,500)    $(20,128)
    Reduction in tax due to lower foreign tax rates         14,197       13,273
    ----------------------------------------------------------------------------
    Income tax expense before effect of
      change in tax rates                                  (16,303)      (6,855)

    Increase in future income tax assets
      due to change in tax rates                                 -          230
    ----------------------------------------------------------------------------
    Income tax expense                                    $(16,303)     $(6,625)
    ----------------------------------------------------------------------------

    The significant components of future income tax expense attributable to earnings before income taxes are as follows:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Future income tax expense                              $(4,623)     $(4,460)

    Increase in future income tax assets due to
      change in tax rates                                        -          230
    ----------------------------------------------------------------------------
    Net reduction in future income tax assets              $(4,623)     $(4,230)
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

8.  INCOME TAXES (CONTINUED):

    The valuation allowance for the years ended December 31, 2004 and 2003 was $3,004. The valuation allowance results from potential limitations on the use of tax losses in a foreign jurisdiction. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $54,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

    Future income taxes arise from temporary differences in the basis of the Corporation's assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Future income tax assets:
       Investments in hotel partnerships and corporations $  2,049      $ 5,641
       Tax losses carried forward and other assets          13,590       18,158
       Long-term receivables                                   630        2,591
       Investment in trademarks and trade names                961        1,055
       Long-term obligations                                 3,083        3,457
    ----------------------------------------------------------------------------
                                                            20,313       30,902
       Valuation allowance                                  (3,004)      (3,004)
    ----------------------------------------------------------------------------
       Total gross future income tax assets                 17,309       27,898

    Future income tax liabilities:
       Investment in management contracts                   (7,909)      (9,346)
       Fixed assets                                         (4,794)      (5,322)
       Accounts payable and accrued liabilities               (140)           -
    ----------------------------------------------------------------------------
       Total gross future income tax liabilities           (12,843)     (14,668)
    ----------------------------------------------------------------------------
    Future income tax assets                              $  4,466      $13,230
    ----------------------------------------------------------------------------
    At December 31, 2004, the Corporation had accumulated net operating losses carried forward of approximately $25,400 (2003 - $30,600) for tax purposes, which expire as follows:
    ----------------------------------------------------------------------------
    2010                                                                $18,800
    2011                                                                  5,700
    2024                                                                    900
    ----------------------------------------------------------------------------
                                                                        $25,400
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

8.  INCOME TAXES (CONTINUED):

    The Corporation has made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were approximately $190,800 as at December 31, 2004 (2003 - $151,400), because the Corporation does not intend to repatriate these earnings in the foreseeable future. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Trade accounts payable                                 $18,658      $20,772
    Payroll and employee benefits                           20,568       16,941
    Accrued sales, marketing and advertising                 5,047        4,109
    Taxes payable                                           11,840        8,631
    Dividends payable                                        1,911        1,833
    Other accrued liabilities                               14,692        8,759
    ----------------------------------------------------------------------------
                                                           $72,716      $61,045
    ----------------------------------------------------------------------------

10. LONG-TERM OBLIGATIONS:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Convertible notes, issued in 2004,
      US $215.3 million (a)                               $259,155     $      -
    Convertible notes, issued in 1999
      (2003 - US $68.1 million) (b)                              -       88,029
    Deferred gain on termination of interest
       rate swap (a)                                         8,760            -
    Accrued benefit liability (note 15(b))                  32,813       29,492
    Other long-term obligations                              8,395        2,587
    ----------------------------------------------------------------------------
                                                           309,123      120,108

    Less amounts due within one year                        (4,533)      (2,587)
    ----------------------------------------------------------------------------
                                                          $304,590     $117,521
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

10. LONG-TERM OBLIGATIONS (CONTINUED):

    (a) Convertible notes, issued in 2004:

        In June 2004, FSHI issued US $250 million ($341,100) principal amount of convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US $241.3 million ($329,273). These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of FSHI at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US $71.64 ($86.23) per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) FSHI calls the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occur. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. FSHI may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at its option).

        On or after August 4, 2009, FSHI may (at its option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require FSHI to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. FSHI will pay cash for any notes so purchased on July 30, 2009. Repurchases made by FSHI on July 30, 2014 and July 30, 2019 may be made (at its option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, FSHI will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, FSHI also will pay a make whole premium. FSHI may choose to pay the purchase price (including any make whole premium) for notes in respect of which its offer is accepted in (at its option) cash, Limited Voting Shares, securities of the surviving entity (if FSHI is not the surviving corporation), or a combination of cash and shares or securities.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

10. LONG-TERM OBLIGATIONS (CONTINUED):

        In accordance with Canadian generally accepted accounting principles, the notes were bifurcated in the consolidated financial statements into a debt component (representing the principal value of a bond of US $211.8 million ($288,918), which was estimated based on the present value of a US $250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in "Other assets". The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

        In connection with the offering, FSHI entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US $211.8 million ($288,918), pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904%. FSHI had designated the interest rate swap as a fair value hedge of the notes. As a result, FSHI accounted for the payments under the interest rate swap to the date of termination on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR, in arrears, plus 0.4904%.

        In October 2004, FSHI terminated the interest rate swap agreement and received proceeds of US $9 million ($11,267). The book value of the interest rate swap at the date of termination was $2,024. The gain of $9,243 was deferred for accounting purposes and is being amortized over the next 4.75 years, which would have been the remaining swap term. During 2004, $483 of the deferred gain was amortized and recorded as a reduction of interest expense.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

10. LONG-TERM OBLIGATIONS (CONTINUED):

    (b) Convertible notes, issued in 1999:

        During 1999, FSHI issued US $655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US $172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US $166 million. In accordance with Canadian generally accepted accounting principles, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of US $655.5 million maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $2,549 were recorded in "Other assets". As at December 31, 2003, FSHI had 655,404 convertible notes outstanding.

        FSHI was entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. In September 2004, FSHI redeemed for cash all these convertible notes for US $328.73 per each one thousand US dollar principal amount at maturity (the redemption price being the issue price plus unpaid accrued interest to but excluding the date of redemption) for an aggregate payment of US $215.5 million ($275,701).

        In accordance with Canadian generally accepted accounting principles, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. A pre-tax accounting loss of $14,611 was recognized related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in "Other expense, net" in the consolidated statements of operations. In addition, at the interest rate noted above, a pre-tax accounting gain of $8,160 was recognized on the extinguishment of the equity component of the convertible notes ($178,543). The gain of $8,160 was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $4,141. The net after-tax impact on shareholders' equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $10,592.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

10. LONG-TERM OBLIGATIONS (CONTINUED):

        In accordance with Canadian generally accepted accounting principles, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of US $25.8 million ($33,057) on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of US $189.7 million ($242,644) has been recorded under "Financing" in the consolidated statements of cash flows.

    (c) Bank credit facility:

        During 2004, the Corporation finalized a new committed bank credit facility of US $125 million ($150,500), which expires in September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime-rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2003, the Corporation had bank credit facilities of US $212.5 million ($255,800), which expired in 2004. As at December 31, 2004 and 2003, no amounts were borrowed under these credit facilities. However, approximately US $10.9 million ($13,100) of letters of credit were issued under the new credit facility as at December 31, 2004. No amounts have been drawn under these letters of credit.

        The bank credit facility contains certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facility contains additional covenants which restrict the Corporation's ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2004. In addition, the lenders may require repayment of the bank credit facility on a change of control of FSHI.

    (d) Interest income, net:

        ------------------------------------------------------------------------
                                                             2004         2003
        ------------------------------------------------------------------------
        Interest income                                   $16,911      $14,351
        Interest on long-term obligations                 (15,093)     (10,769)
        Other interest expense                               (324)        (232)
        ------------------------------------------------------------------------
        Interest income, net                              $ 1,494      $ 3,350
        ------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY:

    (a) Capital stock:

        Authorized:

        3,725,698   Variable  Multiple  Voting  Shares  ("VMVS"),  entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the Limited Voting
                    Shares ("LVS"), in aggregate, which, at December 31, 2004, was 16.07 votes (2003 - 15.35 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

                    The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

                    VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

        Unlimited   LVS,  voting (one vote per share) and ranking  equally  with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

        Unlimited   First  Preference  Shares  and  Second  Preference   Shares,
                    issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY (CONTINUED):

        Issued:
        ------------------------------------------------------------------------
                                    VMVS               LVS
                                       Stated             Stated
                               Shares  value     Shares    value          Total
        ------------------------------------------------------------------------
        December 31, 2002    3,982,172  $44   30,893,160  $321,557     $321,601
        Options exercised            -    -      366,260     7,673        7,673
        Conversion of VMVS    (150,000)  (2)     150,000         2            -
        ------------------------------------------------------------------------
        December 31, 2003    3,832,172   42   31,409,420   329,232      329,274
        Options exercised            -    -    1,367,054    49,953       49,953
        Conversion of VMVS    (106,474)  (1)     106,474         1            -
        ------------------------------------------------------------------------
        December 31, 2004    3,725,698  $41   32,882,948  $379,186     $379,227
        ------------------------------------------------------------------------

        As at December 31, 2004, an amount of $6,870 was recorded in accounts receivable relating to options exercised in 2004 (note 2).

        At a special meeting held on December 19, 1989, the shareholders of FSHI approved a long-term incentive plan for Mr. Isadore Sharp, the chief executive officer of FSHI. Under this long-term incentive plan, FSHI and its principal operating subsidiary, FSHL, have agreed that FSHL will make a payment to Mr. Sharp on an arm's-length sale of control of FSHI. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus $6.30. If the per share consideration received by holders of LVS on the sale is equal to or more than 125% of the weighted average price of LVS traded in board lots on The Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, Mr. Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus $20.84.

        The right to receive the two payments may be transferred among members of Mr. Sharp's family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

    (b) Stock option plan:

        Under  the  Corporation's   stock  option  plan,   eligible   directors,
        executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY (CONTINUED):

        Changes in stock options for the years ended December 31, 2004 and 2003 were as follows:

        ------------------------------------------------------------------------
                                           Options Weighted average   Available
                                       outstanding   exercise price   for grant
        ------------------------------------------------------------------------
        Balance at December 31, 2002     5,795,677           $52.41     576,646
        Granted                            445,200            46.00    (445,200)
        Exercised                         (366,260)           20.95           -
        Cancelled                          (37,720)           68.50      37,720
        ------------------------------------------------------------------------
        Balance at December 31, 2003     5,836,897            53.91     169,166
        Additional options approved by
          shareholders                          -                 -     500,000
        Granted                           152,900             71.16    (152,900)
        Exercised                      (1,367,054)            36.35           -
        Cancelled                         (58,160)            88.05      58,160
        ------------------------------------------------------------------------
        Balance at December 31, 2004    4,564,583            $59.33     574,426
        ------------------------------------------------------------------------

        Information relating to stock options outstanding at December 31, 2004 was as follows:

        -------------------------------------------------------------------------------------
                                    Options outstanding                 Options exercisable
                          ---------------------------------------   -------------------------
                                              Weighted   Weighted                    Weighted
                                               average    average                     average
        Range of exercise     Options   remaining life   exercise       Options   exercisable
        prices            outstanding      contractual      price   exercisable         price
        -------------------------------------------------------------------------------------
        $16.25 - $ 32.91      296,608        2.7 years     $30.25       283,286        $29.97
        $37.47 - $ 49.33    1,418,134        5.1 years      46.88     1,050,454         47.23
        $50.23 - $ 67.07    1,309,485        5.4 years      55.05     1,020,181         54.64
        $68.80 - $ 84.00      846,980        7.3 years      73.78       188,000         76.43
        $86.97 - $108.14      693,376        5.5 years      87.63       196,720         88.83
        -------------------------------------------------------------------------------------
        $16.25 - $108.14    4,564,583        5.5 years     $59.33     2,738,641        $53.20
        -------------------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY (CONTINUED):

        The Corporation adopted the fair value-based method for all employee stock options granted on or after January 1, 2003. The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2004 ranging from 2.96% to 4.39% (2003 - 4.44% to 5.02%); semi-annual dividend per LVS in 2004 and 2003 of $0.055; volatility factor of the expected market price of FSHI's LVS in 2004 ranging from 28% to 30% (2003 - 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2004 and 2003, the weighted average fair value of the options at the grant dates were $25.32 and $18.46, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

        Section 3870 of the CICA Handbook requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2004 and 2003, if the Corporation had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, the Corporation's net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

        ------------------------------------------------------------------------
                                                               2004        2003
        ------------------------------------------------------------------------
        Stock option expense included in
          compensation expense                             $ (2,113)    $  (893)
        ------------------------------------------------------------------------
        Net earnings, as reported                          $ 33,232     $ 5,384
        Additional expense that would have been recorded
          if all outstanding stock options granted on
          or after January 1, 2002 had been expensed         (3,407)     (3,450)
        ------------------------------------------------------------------------
        Pro forma net earnings                             $ 29,825     $ 1,934
        ------------------------------------------------------------------------
        Earnings per share:
          Basic, as reported                               $   0.93     $  0.15
          Basic, pro forma                                     0.84        0.06
          Diluted, as reported                                 0.89        0.15
          Diluted, pro forma                                   0.80        0.05
        ------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY (CONTINUED):

    (c) Contributed surplus:

        Changes in contributed surplus for the years ended December 31, 2004 and 2003 were as follows:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        Contributed surplus, beginning of year              $5,529       $4,636
        Stock option expense (b)                             2,113          893
        Adjustment relating to stock options exercised        (259)           -
        Gain on redemption of the equity component of
         convertible notes, net of income taxes
         of $4,141 (note 10(b))                              4,019            -
        ------------------------------------------------------------------------
        Contributed surplus, end of year                   $11,402       $5,529
        ------------------------------------------------------------------------

    (d) Earnings per share:

        Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the "treasury stock method", which takes into account the dilution relating to LVS issuable under the Corporation's stock option plan, and by application of the "if-converted method", which takes into account the potential dilution relating to the conversion of the Corporation's convertible notes. During 2004 and 2003, no convertible notes were redeemed by the issuance of LVS.

        A reconciliation of net earnings and the weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

        ------------------------------------------------------------------------
                                           2004                    2003
        ------------------------------------------------------------------------
                                       Net                     Net
                                    earnings    Shares       earnings   Shares
        ------------------------------------------------------------------------
        Basic earnings per share
         amounts                     $33,232  35,647,986      $5,384  4,996,389
        Effect of assumed dilutive
         conversions:
          Stock option plan                -   1,666,230           -    870,135
        ------------------------------------------------------------------------
        Diluted earnings per share
         amounts                     $33,232  37,314,216      $5,384 35,866,524
        ------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

11. SHAREHOLDERS' EQUITY (CONTINUED):

        The diluted earnings per share calculation excluded the effect of the assumed conversions of 847,876 stock options to LVS, under the Corporation's stock option plan, during the year ended December 31, 2004 (2003 - 1,958,842 stock options), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the assumed conversion of convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 10(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 and 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the years ended December 31, 2004 and 2003. There was no dilution relating to the convertible senior notes issued in 2004 (note 10(a)) as the contingent conversion price was not reached during 2004.

    (e) Equity adjustment from foreign currency translation:

        Changes in equity adjustment from foreign currency translation for the years ended December 31, 2004 and 2003 were as follows:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        Balance, beginning of year                        $(13,593)     $32,412
        Changes in exchange rates used to translate
          the Corporation's net investment in foreign
          self-sustaining subsidiaries                     (18,641)     (46,005)
        ------------------------------------------------------------------------
        Balance, end of year                              $(32,234)    $(13,593)
        ------------------------------------------------------------------------

12. CONSOLIDATED REVENUES:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Revenues from Management Operations                   $218,547     $195,833
    Revenues from Ownership and Corporate Operations       126,726      123,214
    Distribution from hotel investments                        398          153
    Fees from Ownership and Corporate Operations to
      Management Operations                                 (5,883)      (5,620)
    ----------------------------------------------------------------------------
                                                          $339,788     $313,580
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

13. OTHER EXPENSE, NET:

    ----------------------------------------------------------------------------
                                                             2004         2003
    ----------------------------------------------------------------------------
    Loss on redemption of convertible notes (note 10(b)) $(14,611)     $     -
    Foreign exchange gain (loss) (note 14)                  3,615      (14,703)
    Provision for loss, net (notes 3(d), 3(e) and 5(a))    (3,822)      (1,419)
    Loss on disposal of ownership interests (note 4(c))      (643)           -
    Legal and enforcement costs (notes 3(c) and 6(b))        (273)      (9,475)
    Other expense                                            (361)        (186)
    ----------------------------------------------------------------------------
                                                         $(16,095)    $(25,783)
    ----------------------------------------------------------------------------

14. FOREIGN EXCHANGE GAIN (LOSS):

    During 2004, the Corporation recorded a net foreign exchange gain of $3,615 (2003 - net foreign exchange loss of $14,703), which is included in "Other expense, net". The net foreign exchange gain in 2004 and the net foreign exchange loss in 2003 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by the Corporation's designated foreign self-sustaining subsidiaries.

    Effective January 1, 2004, the Corporation ceased designating its US dollar forward contracts as hedges of its 2004 US dollar revenues, and as a result, these contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss (note 1(l)(i)).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES:

    (a) Lease commitments:

        The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054.

        (i) Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel London, which is discussed below), are as follows:

              ------------------------------------------------------------------
              2005                                                      $10,402
              2006                                                        9,595
              2007                                                        8,920
              2008                                                        8,840
              2009                                                        8,781
              Subsequent to 2009                                         38,333
              ------------------------------------------------------------------
                                                                        $84,871
              ------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

        (ii) The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the "FS Lease") expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995. The Corporation has entered into a sublease of the hotel with the entity (the "Sub-Tenant") on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently (pound)3.9 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant.

              Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

              ------------------------------------------------------------------
              2005                                                     $  8,985
              2006                                                        9,100
              2007                                                        9,215
              2008                                                        9,225
              2009                                                        9,225
              Subsequent to 2009                                        406,663
              ------------------------------------------------------------------
                                                                       $452,413
              ------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

    (b) Pension commitments:

        The Corporation maintains an unfunded multi-employer, non-contributory, defined benefit pension plan (the "Plan") on behalf of the Corporation and the owners of certain managed properties. The Plan provides pension benefits for certain senior executives of the Corporation as well as hotel and resort general managers, based on years and level of service and annual salary.

        The accrued benefit liability as at December 31, 2004 and the benefit expense for the year ended December 31, 2004 were determined based on January 1, 2004 valuations of the Plan and an extrapolation to December 31, 2004 for disclosure purposes. The Corporation uses the corridor method to amortize actuarial gains and losses (such as changes in actuarial assumptions and experience gains and losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued benefit obligation and the value of the Plan assets.

        Information relating to the Plan for the years ended December 31, 2004 and 2003 based on projections of employees' compensation levels to the date of retirement were as follows:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        Accrued benefit  obligation,  beginning of year   $ 60,668     $ 52,092
        Change in accrued benefit obligation:
          Service cost                                       2,232        1,863
          Interest cost                                      4,238        3,610
          Benefits paid                                     (1,459)        (951)
          Actuarial loss                                     4,975        4,054
        ------------------------------------------------------------------------
        Accrued benefit obligation, end of year             70,654       60,668

        Unamortized actuarial loss for changes
          in assumptions                                   (10,905)      (6,189)
        ------------------------------------------------------------------------
        Accrued benefit liability, end of year,
          before allocation                                 59,749       54,479

        Portion allocated to managed properties            (26,936)     (24,987)
        ------------------------------------------------------------------------
        Accrued benefit liability, end of year,
           after allocation                               $ 32,813     $ 29,492
        ------------------------------------------------------------------------

        Under the Plan, the benefits expected to be paid in each of the next five years, and in the aggregate for the five fiscal years thereafter, to certain senior executives of the Corporation, including benefits attributable to estimated future employee service, are approximately:
        2005 - $1,300;  2006 -  $2,100;  2007 -  $2,500;  2008 - $2,500;  2009 -
        $3,300; 2010 to 2014 - $25,800.

        During part of 2003, the accrued benefit liability was financed by life insurance policies on the lives of certain of the participants in the Plan. During 2003, most of the policies were liquidated for cash proceeds generally equal to their carrying value.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian  dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

        ------------------------------------------------------------------------
                                                               2004        2003
        ------------------------------------------------------------------------
        Assumptions as of December 31:
          Discount rates - benefit obligation                  6.00%       6.50%
          Discount rates - benefit expense                     6.50%       6.75%
          Rates of increase in compensation levels             3.00%       3.00%
        ------------------------------------------------------------------------
        Components of benefit expense before allocation:
          Service cost                                       $2,232      $1,863
          Interest cost                                       4,238       3,610
          Actuarial loss                                      4,975       4,054
        ------------------------------------------------------------------------
        Elements of employee future benefit costs before
         adjustments to recognize the long-term nature of
         employee future benefit costs                       11,445       9,527

        Difference between actuarial loss recognized for
         the year and actual actuarial loss on accrued
         benefit                                             (4,716)     (4,054)
        ------------------------------------------------------------------------
        Benefit expense before allocation                     6,729       5,473

        Portion allocated to managed properties              (3,655)     (2,803)
        ------------------------------------------------------------------------
        Benefit expense after allocation                     $3,074      $2,670
        ------------------------------------------------------------------------

    (c) Guarantees, commitments and indemnifications:

        (i)   Guarantees and commitments:

              As at December 31, 2004, the Corporation has provided certain guarantees and has other commitments in connection with the properties under its management. These include four bank guarantees in respect of four projects totalling a maximum of $24,000, as well as a $361 guarantee of relocation costs for certain employees. The Corporation has lease commitments in respect of Four Seasons Hotel London, which are more fully described in note 15(a)(ii), and Four Seasons Hotel Prague of approximately (euro)0.8 million. In addition, the Corporation has four other commitments totalling $29,300. The Corporation also has guaranteed certain obligations of various officers and employees in the aggregate amount of $296, all of which were entered into before 2002.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

              To the extent it is called upon to honour any one of these commitments, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation does not anticipate funding any amount pursuant to these commitments during 2005, with the exception of $8,500 relating to its other commitments. The Corporation's assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

        (ii)  Disposition indemnification arrangements:

              In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for that interest. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

              In the context of two of the Corporation's dispositions, the Corporation received indemnity agreements in its favour, for its existing guarantee obligations related to the disposed interest that have remained outstanding notwithstanding the disposition. The Corporation believes that the indemnification agreements in its favour will fully indemnify the Corporation for any possible payment under these existing guarantees.

        (iii) Director and officer indemnification arrangements:

              To  the  extent   permitted  by  law,  the   Corporation  and  its
              subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has purchased directors' and officers' liability insurance that may be available in respect of certain of these claims.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

        (iv)  Other indemnification arrangements:

              In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

              The terms of the Corporation's indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation's assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

    (d) Other commitments and contingencies:

        (i) In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

        (ii) A number of the Corporation's management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

        (iii) The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(c)) over a variety of matters.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS:

    The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

    The fair value of the Corporation's convertible notes is based on market quotes obtained from one of the Corporation's financial advisors.

    Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

16. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED):

    The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation's revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2004, the Corporation had no foreign exchange forward contracts outstanding (2003 - US $50 million ($80,617) at a weighted average forward exchange rate of $1.61, under 24 forward contracts, maturing over a 12-month period). The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation's counterparties for the same or similar financial instruments.

    The fair values of financial instruments are as follows:

    ----------------------------------------------------------------------------
                                                         Estimated    Carrying
                                                        fair value      amount
    ----------------------------------------------------------------------------
    2004:
       Convertible notes, issued in 2004 (a)            $(388,000)   $(311,337)
    2003:
       Convertible notes, issued in 1999 (a)             (289,000)    (273,433)
       Foreign exchange forward contracts                  15,000          604
    ----------------------------------------------------------------------------

    (a) The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders' equity. It excludes, however, the offering expenses and underwriter's commission related to the shareholders' equity component of the notes of $1,809 in 2004 (2003 - $6,861), which are recorded in "Shareholders' equity".

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

17. SEGMENTED INFORMATION:

    The Corporation has two distinct operating segments:  management  operations and ownership and corporate operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels' owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

    Under its ownership and corporate operations segment, the Corporation had an equity interest in 14 hotels and resorts and three residence clubs under management and three projects under construction as at December 31, 2004. Earnings are primarily derived from the consolidation of its wholly owned interests in two hotels (note 1(a)) and distributions from its other equity interests. Generally, the ownership and corporate operations segment is subject to greater economic fluctuations than the management operations segment. Ownership and corporate earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

17. SEGMENTED INFORMATION (CONTINUED):

    (a) Consolidated revenues:

        Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

        ----------------------------------------------------------------------------------------------------------
                                               2004                                      2003
                           ---------------------------------------------------------------------------------------
                                            Ownership                                  Ownership
                                               and                                        and
                                           corporate                                   corporate
                                            revenues                                    revenues
                              Management       and        Consolidated  Management        and          Consolidated
                               revenues   distributions     revenues     revenues    distributions       revenues
        ----------------------------------------------------------------------------------------------------------
         United States         $ 76,948    $ 80,500      $  157,448    $ 69,600        $  76,506         $146,106
         Other
          Americas/Caribbean     19,798      31,826          51,624      12,434           26,746           39,180
         Europe                  25,164      14,798          39,962      21,945           20,115           42,060
         Asia/Pacific            17,405           -          17,405      13,039                -           13,039
         Middle East              6,516           -           6,516       3,512                -            3,512
        ----------------------------------------------------------------------------------------------------------
                                145,831     127,124         272,955     120,530          123,367          243,897

         Reimbursed costs        72,716           -          72,716      75,303                -           75,303
         Less intersegment
          revenues               (5,883)          -          (5,883)     (5,620)               -           (5,620)
        ----------------------------------------------------------------------------------------------------------
                               $212,664    $127,124        $339,788    $190,213         $123,367         $313,580
        ----------------------------------------------------------------------------------------------------------

    (b) Total assets:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        United States                                   $  332,404     $335,375
        Other Americas/Caribbean                           392,933      290,098
        Europe                                             230,568      193,393
        Asia/Pacific                                       108,074      100,521
        Middle East                                         21,846       27,273
        ------------------------------------------------------------------------
                                                        $1,085,825     $946,660
        ------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

    The consolidated financial statements of the Corporation for the years ended December 31, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") differ from those applied in Canada.

    If US GAAP were employed, net earnings would be adjusted as follows:

    ----------------------------------------------------------------------------
                                                            2004         2003
    ----------------------------------------------------------------------------
    Net earnings based on Canadian GAAP                   $33,232      $ 5,384
    Impact on net earnings of US GAAP adjustments:
       Hotel partnerships and corporations (a)             (9,037)      (3,966)
       Future income taxes (c)                              6,823       (7,596)
       Convertible notes (d)                               16,382       (4,909)
       Deferred charges (e)                                (4,841)      (3,861)
       Foreign exchange translation (g)                    (6,487)      53,770
       Pension plan (h)                                      (543)        (488)
       Stock compensation expense (m)                       2,113          893
    ----------------------------------------------------------------------------
    Net earnings based on US GAAP                         $37,642      $39,227
    ----------------------------------------------------------------------------
    Basic earnings per share based on US GAAP             $  1.06      $  1.12
    ----------------------------------------------------------------------------
    Diluted earnings per share based on US GAAP ((i)(ii)) $  1.01      $  1.09
    ----------------------------------------------------------------------------
    Weighted average shares - basic                    35,647,986   34,996,389
    ----------------------------------------------------------------------------
    Weighted average shares - diluted ((i)(ii))        37,426,090   35,982,715
    ----------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    The impact of the US GAAP differences discussed above on the Corporation's consolidated shareholders' equity is as follows:

    ----------------------------------------------------------------------------
                                                              2004         2003
    ----------------------------------------------------------------------------
    Shareholders' equity based on Canadian GAAP         $  703,986   $  765,507
    Impact on shareholders' equity of US GAAP
      adjustments:
       Hotel partnerships and corporations (a)             (89,702)     (78,870)
       Hotel disposition program (b)                        27,842       27,842
       Future income taxes (c)                              10,651         (313)
       Convertible notes (d)                               (79,579)    (214,270)
       Deferred charges (e)                                (35,700)     (31,448)
       Foreign exchange translation (g)                     48,210       52,996
       Pension plan (h)                                      3,688        4,231
    ----------------------------------------------------------------------------
    Shareholders' equity based on US GAAP                 $589,396     $525,675
    ----------------------------------------------------------------------------

    (a) Investments in hotel partnerships and corporations:

        (i) The Corporation has minority interests (generally less than 20%) in certain hotel partnerships which, under Canadian GAAP, the Corporation accounts for on a cost basis (note 1(f)). Under US GAAP (AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures"), the Corporation is required to account for its investments in these hotel partnerships using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee's net earnings or loss.

        (ii) Under Canadian GAAP, the Corporation accounts for its investments in hotel partnerships and corporations, which were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (notes 1(f), 4(a) and 4(b)). Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting
              Standards Board ("FASB") Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation has consolidated one temporary investment and has equity accounted one temporary investment in 2004 and 2003 under US GAAP.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

        (iii) During 2004, the Corporation entered into a multi-element arrangement whereby the Corporation (i) sold its interest in a hotel property, (ii) entered into a hotel management contract with the purchaser, and (iii) entered into a guarantee arrangement with the purchaser. Under Canadian GAAP, as all three elements were entered into with the same party at the same time, the Corporation applied EIC-142. Pursuant to the requirements of EIC-142, the Corporation determined that the sale of the hotel property should be accounted for as a separate unit of accounting that should be accounted for in 2004 as the disposal of the hotel property; and that the hotel management contract and the guarantee arrangement should be accounted for as a combined unit of accounting, with the related costs and revenues being recognized over the term of the hotel management contract as management services are delivered.

              Under US GAAP, the Corporation determined that Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate", overrides the US GAAP equivalent of EIC-142 (Emerging Issues Task Force Abstract No. EITF 00-21, "Revenue Arrangements with Multiple Deliverables") and requires the guarantee arrangement to be accounted for as a part of the sale of the hotel property. As a result, the Corporation's estimate of the fair value of the payments it would likely be required to make under the guarantee arrangement was accounted for as a reduction of the proceeds received on the sale of the hotel property under US GAAP.

        (iv)  Summarized   balance  sheet   information  of  the  equity  method
              investments, presented on a 100% basis, is as follows:

              ------------------------------------------------------------------
                                                               2004        2003
              ------------------------------------------------------------------
              Current assets                               $111,361    $ 70,319
              Long-term assets, net                         433,175     498,376
              ------------------------------------------------------------------
                                                           $544,536    $568,695
              ------------------------------------------------------------------
              Current liabilities                          $114,608    $231,919
              Long-term obligations                         351,956     268,647
              Equity                                         77,972      68,129
              ------------------------------------------------------------------
                                                           $544,536    $568,695
              ------------------------------------------------------------------

              Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

              ------------------------------------------------------------------
                                                               2004        2003
              ------------------------------------------------------------------
              Revenues                                     $247,033    $234,757
              Expenses                                     (255,929)   (252,233)
              ------------------------------------------------------------------
              Net loss                                     $ (8,896)   $(17,476)
              ------------------------------------------------------------------

              The proportionate taxable income or loss of all hotel partnerships is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (b) Hotel disposition program:

        In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation's Ownership and Corporate Operations segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

        Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, $27,813 of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (note 3(a)). The Corporation did not recognize any of the deferred gain in 2004 and 2003 as no principal payments were received on the cash flow bond. As at December 31, 2004, $21,345 of the gain continues to be deferred.

    (c) Accounting for future income taxes:

        The income tax adjustment from Canadian to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings before income taxes.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (d) Convertible notes:

        (i)   Convertible notes, issued in 2004:

              During 2004, FSHI issued US$250 million ($341,100) (principal amount) senior notes convertible into Limited Voting Shares of FSHI for net proceeds of US$241.3 million ($329,273) (note 10(a)). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $10,018 were recorded in "Other assets".

              Under US GAAP, gross proceeds of US$250 million ($341,100) were recorded as long-term obligations, yielding 1.875% per annum. The total offering expenses and underwriters' commission relating to the notes of $11,827 were recorded in "Other assets". Accordingly, lower interest expense of $4,332 was recognized in 2004 under US GAAP.

        (ii)  Interest rate swap agreement:

              In connection with the convertible notes issued in 2004, FSHI entered into an interest rate swap agreement with an initial notional amount of US$211.8 million ($288,918), pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904% (note 10(a)). Under Canadian GAAP, FSHI had designated the interest rate swap as a fair value hedge of the notes, which resulted in an effective accounting interest rate on the hedged notes to the date of termination of the swap, of six-month LIBOR, in arrears, plus 0.4904%. Subsequently in 2004, FSHI terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). Under Canadian GAAP, the gain of $9,243 was deferred and is being amortized over the next 4.75 years, which would have been the remaining swap term, as a reduction to interest expense.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

              Under US GAAP, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging
              Activities" ("FAS 133"), establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting.

              Under US GAAP, the interest rate swap did not meet the requirements in order to hedge the convertible notes, and as a result, was being marked-to-market. Accordingly, additional interest expense of $2,591 was recognized in 2004 under US GAAP. In addition, a gain on the marked-to-market adjustments and termination of the swap of $11,267 was recognized in 2004 under US GAAP.

        (iii) Convertible notes, issued in 1999:

              During 1999, FSHI issued US $655.5 million principal amount at maturity (September 23, 2029) of notes convertible into Limited Voting Shares of FSHI for gross proceeds of US $172.5 million (note 10(b)). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of US $655.5 million, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $2,549 were recorded in "Other assets".

              During 2004, FSHI redeemed for cash all these convertible notes for US$328.73 per each one thousand US dollar principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of US$215.5 million ($275,701) (note 10(b)). Under Canadian GAAP, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. Based on this allocation, a pre-tax accounting loss of $14,611 was recognized, and recorded in "Other expense, net", related to the debt component of the convertible notes, and a pre-tax accounting gain of $8,160 was recognized, and recorded in contributed surplus, related to the equity component of the convertible notes.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

              Under US GAAP, gross proceeds of US $172.5 million were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriters' commission relating to the notes of $9,410 were recorded in "Other assets". Accordingly, additional interest expense of $3,355 (2003 - $4,909) was recognized under US GAAP. In addition, under US GAAP, a pre-tax accounting loss of $7,882 was recognized, and recorded in "Other expense, net", on the redemption of the convertible notes, instead of the amounts recognized above under Canadian GAAP.

              In addition, under Canadian GAAP, at December 31, 2003, the Corporation classified the debt component of the notes as a long-term obligation. Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced", the notes would be classified as a current liability at December 31, 2003.

    (e) Deferred charges:

        The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)). Under US GAAP, such start-up costs are expensed.

    (f) Investment in management contracts and investment in trademarks and trade names:

        On a Canadian GAAP basis, amortization expense of approximately $7,800 related to intangible assets with finite lives was recorded during the year ended December 31, 2004 (2003 - $7,000). Amortization expense relating to these assets is expected to be $8,000 in each of the fiscal years 2005 through 2009.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (g) Foreign exchange translation:

        (i) Under US GAAP, the impact on the Corporation in 2004 and 2003 of applying FAS 133 to the accounting for the Corporation's US dollar forward contracts was the marked-to-market of these contracts in 2002 and 2003. For US GAAP purposes, these forward exchange contracts were not accounted for as hedges in 2002 and 2003; therefore, the marked-to-market adjustments were recognized in income in 2002 and 2003. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges in 2002 and 2003.

              Effective January 1, 2004, under Canadian GAAP, the Corporation ceased designating its US dollar forward contracts as hedges of its US dollar revenues and, as a result, the US dollar forward contracts were marked-to-market as of that date (note 1(I)(i)). In 2004, this accounting treatment was the same as under US GAAP. All of these forward contracts matured during 2004. The difference in accounting treatment in 2002 and 2003 resulted in a lower foreign exchange gain in 2004, under US GAAP, of $14,441 (2003 - higher foreign exchange gain of $14,024).

        (ii) Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP
              ((d)(i) and (iii)). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2004, under US GAAP, of $7,954 (2003
              - $39,746).

    (h) Pension plan:

        Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian  dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

        The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years' financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the Plan.

    (i) New accounting standards adopted in 2004:

        (i)   Consolidation of variable interest entities:

              In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), and in December 2003 issued FIN 46R, an amendment of FIN 46. In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). FIN 46R and AcG-15 establish criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R was effective January 1, 2004 for the Corporation for VIEs created before February 1, 2003, but was effective immediately for VIEs created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements for either 2003 or 2004. AcG-15 is applicable to all VIEs and will be effective for the Corporation for fiscal periods beginning after December 31, 2004.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

        (ii)  Diluted earnings per share:

              In December 2004, the Emerging Issues Task Force of the FASB issued Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), which requires the application of the "if-converted method", under US GAAP, to account for the potential dilution relating to the conversion of contingently convertible instruments, such as FSHI's convertible senior notes (note 10(a)). EITF 04-8 is effective for reporting periods ending after December 15, 2004.

              Under US GAAP, the dilution relating to the conversion of FSHI's convertible senior notes to 3,489,525 Limited Voting Shares, by application of the "if-converted method", has been excluded from the calculation of 2004 diluted earnings per share as the inclusion of this conversion resulted in an anti-dilutive effect for the year ended December 31, 2004.

              Under Canadian GAAP, the potential dilution of the conversion of FSHI's convertible senior notes is excluded from the calculation of diluted earnings per share, as the contingent conversion price was not reached during 2004 (note 11(d)).

    (j) Recent accounting standards issued but not yet adopted:

        (i)   Share-based payment:

              In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires an entity to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. FAS 123R eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees", which was permitted under Statement of Financial Accounting Standards No. 123 ("FAS 123"), as originally issued. Entities that adopt the fair value-based method of accounting must use either the modified prospective or modified retrospective transition method. FAS 123R is substantially the same as Section 3870 of the CICA Handbook (note 1(j)), but is not required to be adopted by the Corporation, under US GAAP, until January 1, 2006.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

        (ii)  Real estate time-sharing transactions:

              The FASB issued Statement of Financial Accounting Standards No. 152, "Accounting for Real Estate Time-Sharing Transactions: an Amendment of FASB Statements No. 66 and 67" ("FAS 152"), which amends FASB Statement No. 66, "Accounting for Sales of Real Estate", to reference accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-02, "Accounting for Real Estate Time-Sharing Transactions" ("SOP 04-02"). FAS 152 also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("FAS 67"), so that the guidance in FAS 67 about incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. Both FAS 152 and SOP 04-02 will be effective for the Corporation for fiscal years beginning after June 15, 2005.

    (k) Statements of cash provided by operations and cash flows:


        (i) For Canadian GAAP purposes, the Corporation's statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities. US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities.

              In addition, the above adjustments to US GAAP earnings relating to temporary controlled subsidiaries ((a)(ii)), interest on convertible notes redeemed ((d)(iii)) and deferred charges (e) would also affect cash provided by operations, as well as cash used in financing and cash used in capital investments.

              Under Canadian GAAP, the proceeds received on termination of the interest rate swap are recorded as cash provided by operations. Under US GAAP, the proceeds are recorded as cash provided by capital investments ((d)(ii)).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

              As a result, cash provided by operations would be presented as follows on a US GAAP basis:

              ------------------------------------------------------------------
                                                              2004         2003
              ------------------------------------------------------------------
              Net earnings based on US GAAP                $37,642      $39,227
              Adjustments:
                Depreciation and amortization               12,816       12,802
                Unrealized foreign exchange loss (gain)      2,872      (39,067)
                Provision for loss                           2,101        1,552
                Loss on disposal of hotel investments        7,890            -
                Gain on termination of interest rate swap  (11,267)           -
                Loss on redemption of convertible notes      7,882            -
                Equity in losses of and distributions
                 from hotel investments                        740        2,807
                Minority interest                             (428)        (472)
                Future income taxes                         (2,200)      11,826
                Other                                          215          861
              Interest paid on redemption of  convertible
               notes                                       (54,986)           -
              Change in non-cash working capital:
                Accounts and notes receivable               (4,366)      25,178
                Inventory                                      867        2,961
                Prepaid expenses and other assets            1,020        1,688
                Accounts payable and accrued liabilities    20,733        3,758
              Foreign currency translation effect on
               non-cash working capital                     (4,492)        (877)
              ------------------------------------------------------------------
              Cash provided by operations based on US GAAP $17,039      $62,244
              ------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

        (ii) As a result of the above adjustments, the major captions on the Corporation's statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

              ------------------------------------------------------------------
                                                              2004         2003
              ------------------------------------------------------------------

              Cash provided by operations based on
               Canadian GAAP                                $ 57,363   $ 66,003
              Temporary controlled subsidiary                  1,513      2,706
              Termination of interest rate swap              (11,267)         -
              Redemption of convertible notes                (21,929)         -
              Deferred charges                                (8,641)    (6,465)
              ------------------------------------------------------------------
              Cash provided by operations based on US GAAP  $ 17,039   $ 62,244
              ------------------------------------------------------------------
              Cash provided by financing based on
               Canadian GAAP                                $125,658   $  3,851
              Temporary controlled subsidiary                 (1,987)    (5,893)
              Redemption of convertible notes                 21,929          -
              ------------------------------------------------------------------
              Cash provided by (used in) financing
               based on US GAAP                             $145,600   $ (2,042)
              ------------------------------------------------------------------
              Cash used in capital investments based on
               Canadian GAAP                                $(54,941)  $(40,073)
              Temporary controlled subsidiary                      -      4,724
              Termination of interest rate swap               11,267          -
              Deferred charges                                 8,641      6,465
              ------------------------------------------------------------------
              Cash used in capital investments based on
               US GAAP                                      $(35,033)  $(28,884)
              ------------------------------------------------------------------
              Increase in cash based on US GAAP             $127,606   $ 31,318
              ------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (l) Comprehensive income:

        Statement of Financial Accounting Standards No. 130 ("FAS 130") establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

        FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

        The statements of comprehensive income for the years ended December 31, 2004 and 2003 would be presented as follows on a US GAAP basis:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        Net earnings based on US GAAP                      $37,642     $ 39,227
        Other comprehensive loss, net of income taxes:
          Foreign currency translation loss                (19,847)     (54,490)
        ------------------------------------------------------------------------
        Comprehensive income (loss) based on US GAAP       $17,795     $(15,263)
        ------------------------------------------------------------------------

        The accumulated other comprehensive income balances for the years ended December 31, 2004 and 2003 would be presented as follows on a US GAAP basis:

        ------------------------------------------------------------------------
        Balance, December 31, 2002                                     $ 34,197
        Foreign currency translation loss                               (54,490)
        ------------------------------------------------------------------------
        Balance, December 31, 2003                                      (20,293)
        Foreign currency translation loss                               (19,847)
        ------------------------------------------------------------------------
        Balance, December 31, 2004                                     $(40,140)
        ------------------------------------------------------------------------

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

--------------------------------------------------------------------------------


18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (m) Stock-based compensation plan:

        FAS 123 provides guidance on the accounting for stock-based compensation plans under US GAAP, such as the Corporation's stock option plan (note 11(b)). As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its stock option plan, and as a result, no stock option expense was recorded under US GAAP. Under Canadian GAAP, stock option expense was recorded for all options issued on or after January 1, 2003.

        For the years ended December 31, 2004 and 2003, had compensation expense for the Corporation's stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation's US GAAP net earnings, US GAAP basic earnings per share and US GAAP diluted earnings per share would have been adjusted to the pro forma amounts indicated below:

        ------------------------------------------------------------------------
                                                              2004         2003
        ------------------------------------------------------------------------
        Net earnings in accordance with US GAAP,
         as reported                                      $ 37,642     $ 39,227
        Deduct pro forma stock option expense              (24,899)     (31,291)
        ------------------------------------------------------------------------
        Pro forma net earnings                            $ 12,743     $  7,936
        ------------------------------------------------------------------------
        Earnings per share:
          Basic, as reported                              $   1.06     $   1.12
          Basic, pro forma                                    0.36         0.23
          Diluted, as reported                                1.01         1.09
          Diluted, pro forma                                  0.35         0.23
        ------------------------------------------------------------------------